File No. 812-

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order to amend a prior order under Section 6(c) of the Investment Company

Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the

1940 Act and Rule 22c-1 under the 1940 Act

In the Matter of

Cohen & Steers Capital Management, Inc.

Cohen & Steers ETF Trust

Cohen & Steers Securities, LLC

280 Park Avenue, 10th Floor

New York, New York 10017

Please send all communications, notice and order to:

Michael G. Doherty

Brian D. McCabe

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

(212) 497-3612 (Office)

(646) 728-1578 (Fax)

With a copy to:

Tina M. Payne

Cohen & Steers Capital Management, Inc.

280 Park Avenue, 10th Floor

New York, New York 10017

Page 1 of 44 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on October 20, 2014.

TABLE OF CONTENTS

I.	INTRODUCTION		4

	A.	Summary of Requested Relief	4

	B.	Comparability to Prior Relief	6

	C.	Proposed Arbitrage Mechanisms	8

	1.	Proxy Portfolio	9

	2.	Partial Portfolio	10

	3.	Hedge Portfolio	11

II.	BACKGROUND		11

	A.	The Applicants	11

	1.	The Trust	11

	2.	The Adviser	11

	3.	The Distributor	12

	B.	Operation of the Funds	12

	C.	Capital Structure and Voting Rights; Book Entry	13

	D.	Exchange Listing	13

	E.	Sales of Shares	14

	1.	General	14

	2.	Settlement of Purchased Shares	16

	3.	Placement of Creation Unit Purchase Orders	17

	4.	Rejection of Purchase Orders for Shares	17

	F.	Pricing of Fund Shares	18

	G.	Redemption	18

	1.	General	18

	2.	Authorized Participant Redemption	19

	H.	Qualification as a Regulated Investment Company	20

	I.	Dividends, Distributions and Taxes	20

	J.	Operational Fees and Expenses	21

	K.	Shareholder Transaction and Distribution Expenses	21

	L.	Shareholder Reports	22

	M.	Sales and Marketing Materials	22

	N.	Third-Party Broker-Dealer Issues	22

	O.	Availability of Information	23

	1.	General	23

	2.	IIV	23

	3.	Additional Information and Data	24

III.	IN SUPPORT OF THE APPLICATION		25

IV.	REQUEST FOR ORDER		30

	A.	Sections 2(a)(32 and 5(a)(1) of the 1940 Act	31

	B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act	32

	C.	Section 22(e) of the 1940 Act	33

	D.	Discussion of Precedent	34

V.	CONDITIONS OF THE APPLICATION		35

	A.	Actively-Managed Exchange Traded Relief	35

VI.	PROCEDURAL MATTERS		35

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of: Cohen & Steers Capital Management, Inc.; Cohen & Steers ETF Trust; and Cohen & Steers Securities, LLC File No. 812-_____

Application for an Order to amend a prior order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act.

I.	INTRODUCTION

A.	Summary of Requested Relief.

In this Application (“Application”), Cohen & Steers Capital Management, Inc. (“Cohen & Steers” or the “Adviser”), Cohen & Steers ETF Trust (the “Trust”) and Cohen & Steers Securities, LLC (the “Distributor” and, collectively with the Adviser and the Trust, “Applicants”), request an order (“Amended ETF Order”) to amend a prior order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), that granted an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act, that granted an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and that granted an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act under Section 12(d)(1)(J) of the 1940 Act (the “Prior Order”).1

The Prior Order applies to index series of the Trust and permits among other things:

•	the Funds, each an actively managed open-end investment company or series thereof, to issue exchange-traded shares (“Shares”) that are redeemable in large aggregations only (“Creation Units”);

•

secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value per Share (“NAV”) on one or more national securities exchanges as defined in Section 2(a)(26) of the 1940 Act, including NYSE Arca, Inc. and The Nasdaq Stock Market, Inc. (“Stock Exchange”).

•	the payment or satisfaction of redemption proceeds in periods exceeding seven calendar days under specified limited circumstances;

1 Cohen & Steers Capital Management, Inc., et al., Investment Company Act Release Nos. 30924 (February 24, 2014) (notice) and 30987 (order) (March 21, 2014). All capitalized terms not otherwise defined in this Application have the meanings ascribed to them in the application for Prior Order.

•	certain affiliated persons of the Funds to deposit securities into, and receive securities from, such investment companies, in connection with the purchase and redemption of Creation Units;

•

management investment companies and unit investment trusts registered under the 1940 Act that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the 1940 Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(1)(A) of the 1940 Act; and

•

the Funds, any principal underwriter of the Funds, and/or any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”), to sell Shares to Investing Funds beyond the limits set forth in Section 12(d)(1)(B) of the 1940 Act.

The requested Amended ETF Order would apply to actively-managed series of the Trust and would permit, in addition to the things permitted under the Prior Order, as amended to date:

•

creation and redemption of Shares in Creation Unit size by Authorized Participants in exchange for an in-kind basket of securities of a Tracking Portfolio as discussed further below in sections II.E and II.G in this Application;

•

daily dissemination of the Tracking Portfolio, Tracking Error and the Daily Deviation, each as defined below (on a rolling one year basis) as discussed further below in section II.O.3 in this Application;

•	disclosure of a Fund’s portfolio holdings on a quarterly basis.

All entities that currently intend to rely on the Amended ETF Order are named as applicants. Any other entity that relies on the Amended ETF Order in the future will comply with the terms and conditions of the Application. Except as specifically noted herein, all representations contained in the application for the Prior Order (the “Prior Application”) relating to the operation of the series of the Trust will remain in effect and will apply to any Funds relying on the Amended ETF Order.

The Applicants believe the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations promulgated by the Securities and Exchange Commission (“Commission”) under the 1940 Act.

B.	Comparability to Prior Relief Granted by the Commission.

The Commission has previously granted relief to other open-end management investment companies with respect to the operation of actively-managed exchange traded funds (the “Actively-Managed ETF Orders”).2 Unlike the orders granted to permit the operation of index-based exchange traded funds (the “Index-Based ETF Orders”),3 the Actively-Managed ETF Orders involved exchange traded funds (each, an “ETF”) that select portfolio securities on an actively-managed basis rather than corresponding to the price and yield performance of a particular securities index.

2 See Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28993 (November 10, 2009) (the “PIMCO Order”); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release No. 28604 (January 16, 2009) (the “Grail Order”); In the Matter of First Trust Advisors L.P. First Trust Portfolios L.P. and First Trust Exchange-Traded Fund III, Investment Company Act Release No. 28468 (October 27, 2008); In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28471 (October 27, 2008) (“WisdomTree Order II”); In the Matter of Invesco PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28467 (October 27, 2008); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 28173 (February 27, 2008) (the “BGFA Order”); In the Matter of Bear Stearns Asset Management, Inc., et al., Investment Company Act Release No. 28172 (February 27, 2008) (the “Bear Stearns Order”); In the Matter of PowerShares Capital Management LLC, et al., Investment Company Act Release No. 28171 (February 27, 2008) (the “PowerShares Active Order”); and In the Matter of WisdomTree Trust, et al., Investment Company Act Release No. 28174 (February 27, 2008) (the “WisdomTree Order I”).

3 See e.g., In the Matter of ShariahShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 29130 (February 22, 2010); In the Matter of Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); In the Matter of NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008); In the Matter of Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); In the Matter of Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); In the Matter of HealthShares. Inc., et al., Investment Company Act Release No. 27594 (December 7, 2006); In the Matter of Claymore Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27483 (September 18, 2006); In the Matter of ProShares Trust, et al., Investment Company Act Release No. 27394 (June 13, 2006); In the Matter of Van Eck Associates Corporation, et al., Investment Company Act Release No. 27311 (May 2, 2006); In the Matter of First Trust Exchange-Traded Fund, et al., Investment Company Act Release No. 27068 (September 20, 2005); In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Act Release No. 26178 (September 12, 2003); In the Matter of Rydex ETF Trust, et al., Investment Company Act Release No. 25970 (March 25, 2003); In the Matter of PowerShares Exchange-Traded Fund Trust. et al., Investment Company Act Release No. 25985 (March 28, 2003) (the “PowerShares Order”); In the Matter of UBS Global Asset Management (US) Inc., et al., Investment Company Act Release No. 25767 (October 11, 2002) (the “UBS Order”); In the Matter of ETF Advisors Trust, et al., Investment Company Act Release No. 25759 (September 27, 2002); In the Matter of Nuveen Exchange-Traded Index Trust, et al., Investment Company Act Release No. 25451 (March 4, 2002); In the Matter of Vanguard Index Funds. et al., Investment Company Act Release No. 24789 (December 12, 2000), as subsequently amended (the “Vanguard Order”); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), as subsequently amended; In the Matter of Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998), as subsequently amended; In the Matter of The Foreign Fund, Inc., et al., Investment Company Act Release No. 21803 (March 6, 1996), as subsequently amended (the “Foreign Order”); In the Matter of CountryBaskets Index Fund, Inc., et al., Investment Company Act Release No. 21802 (March 5, 1996) (the “CountryBaskets Order”). See also In the Matter of BLDRS Funds Trust, et al., Investment Company Act Release No. 25797 (November 8, 2002); In the Matter of Diamonds Trust, et al., Investment Company Act Release No. 22979 (December 30, 1997); In the Matter of Nasdaq-100 Trust, et al., Investment Company Act Release No. 23702 (February 22, 1999) (the “Nasdaq-100 Order”); In the Matter of MidCap SPDR Trust Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap SPDR Order”); In the Matter of SPDR Trust Series I, Investment Company Act Release No. 19055 (October 26, 1992) (the “SPDR Order”) and In the Matter of SuperTrust Trust for Capital Market Fund, Inc. Shares, et al., Investment Company Act Release No. 17809 (October 19, 1990) (the “SuperTrust Order”).

For the most part, the relief requested in this Application and the conditions imposed on the Applicants are similar to that of the Actively-Managed ETF Orders with three exceptions. First, the Funds will not make their holdings known to market participants on a daily basis, as discussed in more detail below. Rather, they will disclose their holdings in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the 1940 Act.4 Second, each Fund will provide real-time indicative intra-day value (“IIV”) of its portfolio every 15 seconds throughout the primary trading session of the Shares. In addition, each Fund will also disclose a Tracking Portfolio (as defined below) in order to facilitate market participants’ hedging of and intra-day arbitrage in Shares. Third, in connection with the creations and redemptions, in exchange for a Creation Unit, Authorized Participants will provide or receive a pre-determined deposit basket of securities (a “Deposit Basket”)5 allowing the Fund to effect the creation and redemption of Creation Units without disclosing the identity of the Fund’s portfolio securities to the Authorized Participant.

While the Funds are nontransparent ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings on a daily basis will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that the availability of real-time pricing information and the ability to purchase Shares in any amount in the secondary markets, the dissemination of real-time IIV of the Fund every 15 seconds throughout the primary trading session of the Shares, as well as the daily dissemination of a fully disclosed Tracking Portfolio and the ability to purchase and redeem Creation Units on any day will allow market participants to hedge trading exposures in Shares effectively and permit the efficient trading of Shares in the marketplace without the need for daily disclosure of the Funds’ portfolio holdings. Further, Applicants believe that nontransparency avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings are subject.

Because the investment objectives of the Funds generally will not be based on the performance of an underlying index, this Application addresses not only the customary issues raised by an index-based ETF, but also the additional issues the Commission has raised with respect to an actively-managed ETF.6 Certain requested relief also is consistent with the Commission’s 2008 proposal that would permit index-based and transparent actively-managed ETFs to operate without the need to obtain an exemptive order from the Commission (the “Proposed ETF Rule”).7

4 See, e.g., Bear Stearns Order; PowerShares Active Order; WisdomTree Order I and BGFA Order, supra, note 2. The Fund will not make its portfolio holdings available on a daily basis. Rather, it will comply with the portfolio holdings disclosure requirements applicable to other registered open-end investment companies, including traditional mutual funds. Pursuant to such requirements, mutual funds are required to disclose their holdings in full at least once quarterly, with a lag of not more than 60 days, on Form N-CSR and Form N-Q. Mutual funds advised by the Adviser typically make their portfolio holdings available on Cohen & Steer’s website on a quarterly basis, 15 calendar days after the quarter end.

5 The deposit basket of securities will be based on a Tracking Portfolio. Each Fund will use one of the following as its Tracking Portfolio: (1) a Proxy Portfolio, (2) a Hedge Portfolio, or (3) a Partial Portfolio as described in more detail in section I.C of this Application. The constituents of the Deposit Basket will be published by the Fund on each trading day of the Stock Exchange prior to market opening.

6 See Investment Company Act Release No. 25258 (November 8, 2001) (the “Concept Release”).

7 See Investment Company Act Release No. 28193 (March 11, 2008) (the “Proposing Release”).

C.	Proposed Arbitrage Mechanisms.

The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage. Nevertheless, Applicants assert that portfolio transparency is not the sole means by which market makers might reliably provide secondary market liquidity for actively-managed ETFs; the Applicants have evaluated several alternative product structures that might accomplish the same purpose.

By itself, an actively-managed ETF that is not transparent provides limited information on which to base negotiated trading prices. Investors do not know either (1) the specific assets comprising such actively-managed ETF’s portfolio or (2) the estimated intra-day NAV of such ETF throughout the trading day. This limited information is insufficient for many market participants and liquidity providers, especially market makers (collectively, “Liquidity Providers”), who match buy orders with sell orders or commit their own capital to buy and sell ETFs themselves in order to keep markets orderly and liquid, to hedge their trading risks and make reasonably tight markets. When Liquidity Providers receive more orders to sell shares of any specific ETF than to buy, they may buy the ETF shares themselves and wait for more buy orders for shares of that ETF. During the time that they are waiting, the Liquidity Providers risk the possibility that the value of the ETF shares they hold will fall. Liquidity Providers may hedge against this risk by executing one more securities and/or derivatives trades that they believe will offset such risk. If the orders were to involve shares of an actively-managed non-transparent ETF, however, Liquidity Providers would have no information about its current portfolio holdings, and thus would lack sufficient knowledge to be able to effectively hedge this risk. Without the ability to effectively hedge this risk, the Liquidity Providers would be expected to price this additional risk into their markets, resulting in a wide spread between bid and offer prices of the actively-managed ETF shares, which in turn would inhibit trading.

Applicants propose to use one of three mechanisms (as discussed below) in order to create a surrogate “Tracking Portfolio” that looks different from the actual portfolio holdings (“Actual Holdings”) of an actively-managed ETF, in terms of issuers and weights, but which behaves very much like the Actual Holdings on an intra-day basis. Applicants intend that the contents of this Tracking Portfolio will be published by each Fund on a nightly basis for use on the following trading day. Each Fund shall construct its Tracking Portfolio based on one of the below mentioned structures that shall be predetermined prior to the Fund’s commencement of operations. Applicants, in particular, propose to provide arbitrageurs with two sets of data. First, with respect to each Fund, Applicants will provide arbitrageurs with the “Daily Deviation” between the performance of the Fund’s NAV and its Tracking Portfolio for the most recent rolling one-year period.8 Applicants will also provide a summary of the Daily Deviation data in the form of a Tracking Error measure. Each of these metrics is discussed at length in Section II.O.3 below.

8 Adviser will calculate and disclose each Fund’s Tracking Error, as well as the Daily Deviations over the preceding rolling one-year period, on a daily basis. Before any data is available with respect to a Fund (i.e., at Fund inception), Adviser will calculate and provide a Fund’s Tracking Error and Daily Deviations based on the performance of a Representative Fund. Upon inception, each Fund’s Tracking Error and Daily Deviation data will be updated daily to increasingly reflect the performance of the Fund. After one year of operations by a Fund, its Tracking Error and Daily Deviation statistics will no longer reflect Representative Fund information. Applicants define a “Representative Fund” as one that the Adviser has managed for at least the last year (i) in substantially the same manner as it will manage the Fund and (ii) is listed on a Stock Exchange and invests in large and mid-capitalization stocks. As long as a Fund’s Tracking Error and Daily Deviations are based on a Representative Fund, the name of the Representative Fund will be disclosed on the Fund’s website.

1.	Proxy Portfolio.

Applicants may use a “Proxy Portfolio” as the Tracking Portfolio to track the Actual Holdings. The Proxy Portfolio will be constructed using an algorithm based risk model to create a surrogate Tracking Portfolio for the Fund. The Applicants may use a third party service provider in implementing the Proxy Portfolio. Each day, after market close, a risk model will be estimated using an algorithm based process. In particular, the risk model will be based on the Fund’s “Selection Universe”, which is a group of securities designated by the Fund’s portfolio manager to closely represent the kind of securities such Fund might hold.9

Once a risk model for the Fund has been estimated for a particular day, then the specific risk characteristics of the Actual Holdings (as of the close of that day) relative to that risk model can be determined through ordinary least squares regression analysis. These risk characteristics are, in fact, the regression coefficients (betas) of the Fund relative to each risk factor. Using these risk characteristics, the algorithm based process can then determine a set of securities from the Selection Universe weighted in a way such that the set has the same risk characteristics as that of the Actual Holdings. This set of securities, typically made up of the vast majority of the securities in the Selection Universe, is the Tracking Portfolio that will be distributed to the market and utilized the following trading day.

Although the Shares are not yet listed on a Stock Exchange and therefore do not trade in the secondary market, Applicants believe that the design, structure and operation of the Trust and the Funds will result in an arbitrage mechanism that resembles, and operates in a manner similar to, the arbitrage mechanism which exists for current ETFs. In light of this arbitrage mechanism inherent in the Fund’s structure, Applicants submit that the secondary market prices for Shares of the Fund should trade at prices close to NAV and should closely reflect the value of the Fund’s portfolio although Applicants note that the spreads in the bid and offer prices for Shares of the Fund may be somewhat wider than those experienced by index-based ETFs.

9 It is not a requirement that every holding in the Actual Holdings be included in the Selection Universe.

2.	Partial Portfolio.

Applicants may use a “Partial Portfolio” as the Tracking Portfolio to track the Actual Holdings. In order to determine the Partial Portfolio, the Adviser will use a sophisticated computer program to sample the Actual Holdings, and based on that sample, structure the Partial Portfolio to meet the following requirements:

•	Representative Sample. The Partial Portfolio will contain a representative sample of the securities comprising the Actual Holdings.

•

Minimal Tracking Error. The Partial Portfolio will be constructed to produce, at a one standard deviation level of confidence, an expected daily tracking error between the daily return of the Partial Portfolio (as measured by its market value) and the daily total return of Fund’s shares (as measured by their NAV) that is no greater than plus or minus 12 basis points. This means that there is a 2/3 likelihood (one standard deviation) that the daily total return of the Proxy Portfolio will be within 12 basis points of the daily total return of the Shares. At a two standard deviation level of confidence, which translates to a 95% likelihood, the daily total return of the Proxy Portfolio will be within 24 basis points of the daily total return of the Shares.

The Adviser proposes to sample the Actual Holdings of the Fund to generate a Partial Portfolio which duplicates 50% or more of the Actual Holdings. Determining the number of securities to include in the Partial Portfolio involves a balance between, on the one hand, ensuring there are enough securities in the Partial Portfolio to obtain a tight tracking between the Proxy Portfolio and the Fund’s NAV, and on the other hand, eliminating the risk of predatory trading practices by third parties. Adding securities to the Partial Portfolio also makes it more expensive for Authorized Participants to assemble the required basket of securities, which leads to higher dealer spreads in the secondary market. The Applicant believes that a basket of 50% or more of the Actual Holdings strikes an appropriate balance between competing concerns.

As noted in the Concept Release, the Commission has previously approved exemptive applications by index-based ETFs which proposed to use sampling techniques to determine the contents of a portfolio deposit.10 The Applicants believe that the use of a sampling approach to Partial Portfolio construction would provide sufficient information about the Fund’s investment portfolio to enable arbitrageurs to capture any premium or discount that may arise if the market price of Fund Shares deviates from the NAV.

10 See Concept Release at 5 (“Using a sampling strategy, an investment adviser can construct a portfolio that is a subset of the component securities in the corresponding index, rather than a replication of the index. The investment adviser may also acquire securities for the ETF portfolio that are not included in the corresponding index. While these ETFs still seek to track the performance of their respective indices, they have a greater flexibility in accomplishing that goal.”); see also Vanguard Index Funds, et al., Investment Company Act Release Nos. 24680 (October 6, 2000) (notice) and 24789 (order) (December 12, 2000) (permitting Total Stock Market ETF Shares and Extended Market ETF Shares to publish baskets that sample rather than replicate a target index).

3.	Hedge Portfolio.

Applicants may use a “Hedge Portfolio” as the Tracking Portfolio to track the Actual Holdings. For each Fund, the Adviser will identify one of the following as its Hedge Portfolio:

•	A published index (such as the S&P 500 Index, the S&P 500 Financials Index or the FTSE NAREIT US Real Estate Index) (“Index Hedge Portfolio”);

•	The Fund’s recently disclosed portfolio holdings (“Holdings Hedge Portfolio”).[11]

Each Fund will consistently invest at least 70% of its total assets (including borrowings for investment purposes) in the identified Hedge Portfolio.12 Although the Adviser may change a Fund’s Hedge Portfolio at any time, the Adviser currently does not expect to make such changes more frequently than quarterly (for example, in connection with the release of a Fund’s portfolio holdings).

The Adviser believes that under the circumstances described, given the high correlation between each Fund and its Hedge Portfolio, arbitrageurs will be able to use the Hedge Portfolio as a high-quality hedging vehicle for the Fund. Most importantly, arbitrageurs will know the Daily Deviation for the last rolling one-year period between the Fund and the Hedge Portfolio and the Tracking Error (as defined in Section II.O.3). Together, Applicants believe that these measures will help arbitrageurs to evaluate the risk of an arbitrage trade in Shares and to use the Hedge Portfolio as a hedging vehicle for open positions in Shares.

II.	BACKGROUND

A.	The Applicants.

1. The Trust. The Trust is organized as a Maryland statutory trust and is registered with the Commission as an open-end management investment company. The Trust will be organized as a series fund with multiple series with actively managed portfolios pursuant to registration statements on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933 (“Securities Act”) and the 1940 Act (each, a “Registration Statement”). The Trust is overseen by a board of trustees (the “Board”) which will maintain the composition requirements of Section 10 of the 1940 Act.13 Each Fund will adopt fundamental policies consistent with the 1940 Act and be classified as “diversified” or “non-diversified” under the 1940 Act. Each Fund intends to maintain the required level of diversification, and otherwise conduct its operations, so as to meet the regulated investment company (“RIC”) diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

2. The Adviser. Cohen & Steers Capital Management, Inc. will be the investment adviser to the Initial Fund. Cohen & Steers Capital Management, Inc. is a New York corporation registered with the Commission as an investment adviser under the Investment

11 See Supra note 4.

12 In the case of a Hedge Portfolio that is a group of instruments, this requirement will be applied to require a Fund to invest at least 70% of its total assets in the instruments in the Hedge Portfolio.

13 The term “Board” includes any board of directors or trustees of a Future Fund, if different.

Advisers Act of 1940 (“Advisers Act”). Cohen & Steers has its principal office located at 280 Park Avenue, 10th Floor, New York, New York 10017. Any Adviser to a Future Fund will be registered as an investment adviser under the Advisers Act. The Adviser, subject to the oversight and authority of the Board, will develop the overall investment program for each Fund. The Adviser will arrange and oversee the provision of necessary services for each Fund (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of the Fund. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered or not subject to registration under the Advisers Act.14

3. The Distributor. Cohen & Steers Securities, LLC, a registered broker-dealer under the Exchange Act, is a Delaware limited liability company with its principal office located at 280 Park Avenue, 10th Floor, New York, New York 10017. The Distributor will act as the distributor and principal underwriter of the Funds and will distribute Shares on an agency basis. The Distributor will comply with the terms and conditions of this Application. Applicants request that the Amended ETF Order requested herein apply to any future distributor and principal underwriter of the Funds, which also would be a registered broker-dealer under the Exchange Act and would comply with the terms and conditions of the Application. The distributor and principal underwriter of any Fund may be an affiliated person of the Adviser and/or Sub-Advisers.

No Distributor, Adviser, Sub-Adviser, Trust, or Fund is, or will be, affiliated with any Stock Exchange.

B.	Operation of the Funds.

The Index-Based ETF Orders permitting exchange traded investment companies have involved investment companies with portfolio securities selected to correspond to the price and yield performance of a particular securities index. The Actively-Managed ETF Orders have permitted exchange traded investment companies to hold an actively managed portfolio that is fully transparent to market participants. The relief requested herein is similar to the relief granted in the Index-Based and Actively-Managed ETF Orders, except that (1) the Funds will not make their holdings and trading activity known to market participants, except in accordance with disclosure requirements otherwise applicable to open-end investment companies registered under the 1940 Act; (2) each Fund will provide real-time IIV of its portfolio every 15 seconds

14 The Adviser and any Sub-Advisor, as well as the Distributor, each have adopted a Code of Ethics as required under Rule 17j-1 under the 1940 Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1 (“Code of Ethics”). In addition, the Adviser will adopt policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or associated person (“Inside Information Policy”). Any Sub-Advisor will be required to adopt and maintain a similar code of ethics and inside trading policy and procedures. In accordance with the Code of Ethics and Inside Information Policy of the Adviser or Sub-Advisors, personnel of those entities with knowledge about the composition of a Creation Basket (as defined below) will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

throughout the primary trading session of the Shares. In addition, each Fund will also disclose a Tracking Portfolio in order to facilitate market participants’ hedging of and intra-day arbitrage in Shares.; and (3) in connection with the creations and redemptions, in exchange for Creation Units, Authorized Participants will provide or receive Deposit Baskets15 allowing the Fund to effect the creation and redemption of Creation Units without disclosing the identity of the Fund’s portfolio securities to the Authorized Participant. In seeking to achieve their investment objectives, the Funds will utilize non-transparent “active” management strategies.

C.	Capital Structure and Voting Rights; Book Entry.

Each Fund will have one class of Shares. Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the 1940 Act, the rules promulgated thereunder and state laws applicable to Maryland statutory trusts.

Shares will be registered in book-entry form only and the Funds will not issue Share certificates. The Depository Trust Company, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Shares. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation and NSCC. Beneficial ownership of Shares (owners of such beneficial interest, sometimes referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (“DTC Participants”). Shareholders will exercise their rights in such securities indirectly through DTC and DTC Participants. The references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No shareholder shall have the right to receive a certificate representing Shares. Delivery of all notices, statements, shareholder reports and other communications from a Fund to a Beneficial Owner will be at the Funds’ expense through the customary practices and facilities of DTC and DTC Participants.

D.	Exchange Listing.

Shares will be listed on a Stock Exchange and traded in the secondary market in the same manner as other equity securities, including existing ETFs. Except as permitted by the relief obtained in the Prior Order from Section 17(a), no promoter, principal underwriter (e.g., the Distributor) or affiliated person of the Fund or any affiliated person of such person will be an Authorized Participant, as defined below, or make a market in Shares. Neither the Adviser nor the Distributor nor any affiliated person of the Fund, its promoter or principal underwriter will maintain a secondary market in Shares (other than Authorized Participants who may be “affiliates” of a Fund pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the 1940 Act

15 The deposit basket of securities will be based on a Tracking Portfolio. Each Fund will use one of the following as its Tracking Portfolio: (1) a Proxy Portfolio, (2) a Hedge Portfolio, or (3) a Partial Portfolio as described in more detail in section I.C of this Application. The constituents of the Deposit Basket will be published by the Fund on each trading day of the Stock Exchange prior to market opening.

solely as a consequence of beneficial ownership of 5% or more of the Fund’s voting shares). It is expected that the Stock Exchange will select, designate or appoint one or more specialists or market makers (collectively, “Exchange Market Makers”), for the Shares of each Fund.16 As long as the Funds operate in reliance on the requested Order, the Shares will be listed on the Stock Exchange.

E.	Sales of Shares.

1.	General.

a.	Orders and Valuation with Fund.

The Shares may be issued by a Fund in Creation Unit size or multiples thereof as described herein. A Fund will issue Shares in Creation Units through the Distributor on a continuous basis at NAV.17 A Fund will issue Shares in Creation Units only at the NAV18 per Share next determined after an order in proper form is received. The Trust will issue and redeem Shares in Creation Units on each such day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(e) of the 1940 Act (each such day, a “Business Day”).

Purchase orders for Creation Units must be placed by or through an Authorized Participant. The Distributor will furnish acknowledgements to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Fund’s prospectus (“Prospectus”) or statement of additional information (“SAI”). Purchases of Shares will be settled in-kind for securities comprising a Deposit Basket as disclosed by the Fund prior to market opening on a daily basis plus applicable transaction fees, as discussed below.

The NAV of each Fund is expected to be determined once each Business Day at a time determined by the Board, currently anticipated to be as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern time) (the “Valuation Time”). Each Fund will establish a cut-off time (“Order Cut-Off Time”) for purchase orders in proper form. To initiate a purchase of Shares, an Authorized Participant must

16 If Shares are listed on The NASDAQ Stock Market LLC (“Nasdaq”) or a similar electronic Stock Exchange (including NYSE Arca), one or more member firms of that Stock Exchange will act as Exchange Market Maker and maintain a market for Shares trading on that Stock Exchange. On Nasdaq, no particular Exchange Market Maker would be contractually obligated to make a market in Shares. However, the listing requirements on Nasdaq, for example, stipulate that at least two Exchange Market Makers must be registered in Shares to maintain a listing. In addition, on Nasdaq and NYSE Arca, registered Exchange Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions. No Exchange Market Maker will be an affiliated person or an affiliated person of an affiliated person, of the Funds, except within the meaning of Section 2(a)(3)(A) or (C) of the 1940 Act due solely to ownership of Shares as discussed in Section V.D. below.

17 The Applicants note that each Fund will have in place procedures that provide for the fair valuation of portfolio securities in calculating NAV.

18 The Applicants anticipate that the initial NAV for each Fund will be established at approximately $10 per Share. The Trust reserves the right to declare a stock split, or a reverse stock split, for any Fund’s Shares if the trading price over time deviates significantly from such price.

submit to the Distributor an irrevocable order to purchase such Shares after the most recent prior Valuation Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for purchase of Shares is necessary and is in the best interests of Fund shareholders. It is anticipated that Funds may adopt Order Cut-Off Times prior to their Valuation Time in order to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Further, an early Order Cut-Off Time would permit the Adviser to enter into short sales in a Long-Short Fund on the same business day as when there is creation activity.

b.	Transaction Fees.

The Trust may impose purchase or redemption transaction fees (“Transaction Fees”) in connection with the purchase or redemption of Shares from the Funds. The exact amounts of any such Transaction Fees will be determined by the Adviser but will not exceed 2%. The purpose of the Transaction Fees is to protect the continuing shareholders against possible dilutive transactional expenses, including operational processing and brokerage costs, associated with establishing and liquidating portfolio positions, including short positions, in connection with the purchase and redemption of Shares. The Applicants believe that imposing Transaction Fees will best respond to market needs and help to defray certain costs that would otherwise be borne by the Trust, such as custodian transaction fees and various other Fund overhead costs and fund accounting costs.

From time to time and for such periods as the Adviser in its sole discretion may determine, the Transaction Fees for the purchase or redemption of Shares may be increased, decreased or otherwise modified. Such Transaction Fees will be limited to amounts that will have been determined by the Adviser to be appropriate and will take into account transaction and operational processing costs associated with the recent purchases and sales of the equity securities held by the Trust. In all cases, such Transaction Fees will be limited in accordance with then-existing requirements of the Commission applicable to management investment companies offering redeemable securities.

c.	Purchase of Shares—Secondary Market.

Only Authorized Participants will be able to acquire Shares in Creation Units at NAV directly from a Fund through the Distributor. These investors and others will also be able to purchase Shares in secondary market transactions at prevailing market prices. It is anticipated that Shares will be available for secondary market transactions on a Stock Exchange or otherwise. As discussed in greater detail below, to the extent that an Authorized Participant acquires a Creation Unit with a view toward resale of the Shares, it may be subject to obligations arising under the Securities Act.

d.	Section 12(d)(1) Disclosure.

The Shares are shares of an investment company and, accordingly, the acquisition of any Shares by an investment company, whether acquired from the Trust or in the secondary market, will be subject to the restrictions of Section 12(d)(1) of the 1940 Act, except as permitted by an exemptive order that permits investment companies to invest in the Fund beyond the limits in Section 12(d)(1), subject to certain terms and conditions, including that the investment company enter into an agreement with the Fund regarding the terms of the investment. Disclosure to this effect will be made in each Prospectus.

2.	Settlement of Purchased Shares.

Subsequent to the acceptance of an order to purchase Shares and the receipt of the proper in-kind payment of securities comprising the Deposit Basket, the Trust will be instructed to initiate delivery of the appropriate number of Shares to the book-entry account of the Authorized Participant submitting the order in the manner described below. The Distributor will be responsible for issuing or causing the issuance of confirmations of acceptance, and delivering the Prospectus to those persons purchasing Shares and for maintaining records of both the orders placed with it and the acknowledgements of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the Trust to implement the delivery of Shares. The Distributor may delegate certain administrative tasks to the Administrator.

Payment with respect to the purchase of Shares placed through the Distributor will be made in-kind via the delivery of Deposit Baskets. After a Fund has accepted a purchase order and received delivery of the Deposit Basket, DTC will instruct the Fund to initiate delivery of the appropriate number of Shares to the book-entry account specified by the Authorized Participant. Delivery of Creation Units by the Fund is expected to occur within the normal settlement cycle, currently not later than the third DTC settlement day following the date on which the request was accepted by the Distributor (T+3).

a.	Deposit Basket Composition and Publication.

As described earlier, the Fund will disseminate a fully disclosed Tracking Portfolio daily after market close. The Tracking Portfolio for each Fund shall be constructed using one of the below methods. Each Fund shall predetermine the method being used to construct its Tracking Portfolio prior to commencement of operations. The composition of securities comprising a Deposit Basket will depend on which tracking data is being used by the Fund and will be constituted as described below:

(i)	Proxy Portfolio.

In the event that the Fund uses a Proxy Portfolio, the Deposit Basket will generally consist of one or more specified index-based ETFs together with an amount of cash specified by the Adviser (the “Cash Requirement”). The Cash Requirement is a cash payment designed to ensure that the NAV of a Deposit Basket is identical to the NAV of the Creation Unit it is being used to purchase. The Cash Requirement will be the amount equal to the difference between the NAV of a Creation Unit and the market value of the Deposit Basket. Applicants believe that the deposit of index-based ETFs to the Fund should function in a manner similar to the “in-kind” mechanism used by the index-based ETFs referenced in the Index-Based ETF Orders. The Fund will make available on a daily basis, prior to the market opening on the Stock Exchange, the names and required number of shares of each of the index-based ETFs in a Deposit Basket, as well as information regarding the Cash Requirement. The Deposit Basket will apply to all purchases and redemptions of Creation Units until a new Deposit Basket composition is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Requirement.

(ii)	Hedge Portfolio.

In the event that the Fund uses a Hedge Portfolio, the Deposit Basket will generally consist of the Hedge Portfolio together with the Cash Requirement. The Fund will make available on a daily basis, prior to the market opening on the Stock Exchange, the names and required number of shares of each of the securities in a Deposit Basket, as well as information regarding the Cash Requirement. The Deposit Basket will apply to all Purchases and Redemptions of Creation Units until a new Deposit Basket composition is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Requirement.

(i)	Partial Portfolio.

In the event that the Fund uses a Partial Portfolio, the Deposit Basket will generally consist of a basket of securities (duplicating 50% or more of the securities held in the Fund’s investment portfolio) together with the Cash Requirement. The basket of securities constituting a Deposit Basket will be determined by the Adviser to closely resemble the composition and characteristics, and closely track the expected performance, of the Fund’s investment portfolio. The Fund will make available on a daily basis, prior to the market opening on the Stock Exchange, the names and required number of shares of each of the securities in a Deposit Basket, as well as information regarding the Cash Requirement. The Deposit Basket will apply to all Purchases and Redemptions of Creation Units until a new Deposit Basket composition is announced. The Adviser also will make available on a daily basis information about the previous day’s Cash Requirement.

3.	Placement of Creation Unit Purchase Orders.

Creation Units may be purchased only by or through an Authorized Participant. The entire required Deposit Basket and Cash Requirement must be transferred in the manner set forth in the Participant Agreement, by the specified time on the third DTC settlement day following the day an order is transmitted (the “Transmittal Date”).

4.	Rejection of Purchase Orders for Shares.

As noted above, the Trust or Distributor may reject any order to purchase Shares in Creation Unit size or greater that is not submitted in proper form on the Transmittal Date. In addition, the Trust, the Distributor or their agents on behalf of the Fund may reject any purchase order, if:

•	the purchaser or purchasers, upon obtaining the Shares so ordered, would own 80% or more of the outstanding Shares of a Fund;

•	the acceptance of the purchase order would, in the opinion of counsel, be unlawful;

•	the acceptance of the purchase order would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Fund or the shareholders of the Fund; or

•

there exist circumstances outside the control of the Trust that make it impossible to process purchases of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Adviser, the Transfer Agent, the Custodian, the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

F.	Pricing of Fund Shares.

The secondary market price of Shares trading on a Stock Exchange will be based on a current bid/ask market. The secondary market price of Shares, like the price of all traded securities, will be determined by supply and demand and will be affected by the current value of the portfolio investments held by a Fund. Thus, Shares will be available for purchase or sale on an intraday basis on a Stock Exchange at prices that will not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on a Stock Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.

No secondary sales will be made to broker-dealers at a concession by the Distributor or by the Trust. Purchases or sales of Shares on a Stock Exchange by an investor will be subject to customary brokerage fees or commissions and charges levied by the investor’s broker-dealer.

The Applicants believe that the existence of a continuous trading market on a Stock Exchange for Shares, together with the publication by the Stock Exchange of the current IIV of the Fund as described below, will be features of the Trust particularly attractive to certain types of investors. The Applicants intend to emphasize these features in the marketing of Shares.

G.	Redemption.

1.	General.

Beneficial Owners may sell their Shares in the secondary market. Alternatively, investors that own enough Shares to constitute a Creation Unit or multiples thereof may redeem those Shares through the Distributor, which will act as the Trust’s agent for redemption. Redemption orders for Creation Units or multiples thereof must be placed by or through an Authorized Participant. An “Authorized Participant” is either (i) a “Participating Party” (namely, a broker or other participant in the Continuous Net Settlement System of the NSCC, or a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units.

2.	Authorized Participant Redemption.

The Shares may be redeemed to a Fund in Creation Unit size or multiples thereof as described herein. Redemption orders of Creation Units must be placed by or through an Authorized Participant. Each Fund will establish an Order Cut-Off Time for redemption orders of Creation Units in proper form. Creation Units of the Fund will be redeemable at their NAV per Share next determined after receipt of a request for redemption by the Trust in the manner specified below before the Order Cut-Off Time. To initiate a redemption order, an Authorized Participant must submit to the Distributor an irrevocable order to redeem such Creation Unit after the most recent prior Valuation Time but not later than the Order Cut-Off Time. The Order Cut-Off Time for a Fund may be its Valuation Time, or may be prior to the Valuation Time if the Board determines that an earlier Order Cut-Off Time for redemption of Creation Units is necessary and is in the best interests of Fund shareholders. Consistent with the provisions of Section 22(e) of the 1940 Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except for: (1) any period during which the NYSE is closed other than customary weekend and holiday closings, (2) any period during which trading on the NYSE is restricted, (3) any period during which an emergency exists as a result of which disposal by the company of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to determine its NAV, and (4) for such other periods as the Commission may by order permit for the protection of shareholders.

Redemptions will occur primarily in-kind, although redemption payments may also be made partly or wholly in cash.19 While the Fund will generally distribute securities in-kind, the Adviser may determine from time to time that it is not in the Fund’s best interests to distribute securities in-kind, but rather to sell securities and/or distribute cash. For example, the Adviser may distribute cash to facilitate orderly portfolio management in connection with rebalancing or transitioning a portfolio in line with its investment objective, or if there is substantially more creation than redemption activity during the period immediately preceding a redemption request, or as necessary or appropriate in accordance with applicable laws and regulations. In this manner, the Fund can use in-kind redemptions to reduce the unrealized capital gains that may, at times, exist in the Fund by distributing low cost lots of each security that the Fund needs to dispose of to maintain its desired portfolio exposures. Shareholders of a Fund would benefit from the in-kind redemptions through the reduction of the unrealized capital gains in the Fund that would otherwise have to be realized and, eventually, distributed to shareholders. The redemption basket will consist of the same securities for all Authorized Participants on any given day subject to the Adviser’s ability to make minor adjustments to address odd lots, fractional shares, tradeable sizes or other situations as discussed below.

19 It is anticipated that any portion of a Fund’s NAV attributable to appreciated short positions will be paid in cash, as securities sold short are not susceptible to in-kind settlement. The value of other positions not susceptible to in-kind settlement may also be paid in cash.

After receipt of a redemption order, the Custodian will typically deliver securities comprising a Deposit Basket to the relevant Authorized Participant (which securities are determined by the Adviser) with a value approximately equal to the value of the Shares20 tendered for redemption at the Cut-Off time. The Custodian will make delivery of the securities by appropriate entries on its books and records transferring ownership of the securities to the Authorized Participant, subject to delivery of the Shares redeemed. The redemption securities that the Authorized Participant receives shall be the Deposit Basket that is published before the opening of trading on the Shares primary trading session. To the extent a Fund distributes portfolio securities through an in-kind distribution to more than one Authorized Participant, the Fund expects to distribute the same basket of redemption securities to each redeeming Authorized Participant.

The Trust will accept a redemption order in proper form. A redemption order is subject to acceptance by the Trust and must be preceded or accompanied by an irrevocable commitment to deliver the requisite number of Shares. At the time of settlement, an Authorized Participant will initiate a delivery of the Shares versus subsequent distribution of redemption securities distributed to the Authorized Participant plus or minus any cash balancing amounts.

H.	Qualification as a Regulated Investment Company.

The Funds intend to qualify for and to elect treatment as RICs for U.S. federal income tax purposes, with the result that the Funds effectively will be treated as if each were a separate entity and each will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

I.	Dividends, Distributions and Taxes.

The Funds will accrue interest and expenses daily and pay the net amount accrued during each month to record holders as of the last business day of each month. All distributions will be paid in cash. Distributions to taxable shareholders are subject to federal taxes. Monthly distributions will be comprised of interest accrued on a Fund’s assets less expenses (“Net Income”). Authorized Participants redeeming Shares will receive all accrued Net Income through the date of redemption. The Funds anticipate that most of its dividends will consist of ordinary income.

It is the Funds’ intention to distribute substantially all of their Net Income over the course of the year. If, in any year, a Fund’s earnings and profits are less than the amount distributed in such year, the difference could result in a return of capital to Beneficial Owners for tax purposes.

Net long- and short-term capital gains will be distributed to Beneficial Owners at least annually. It is anticipated that most of the Funds’ capital gains will be short-term capital gains.

20 If the NAV of the Shares redeemed differs from the value of the securities delivered to the Authorized Participant, the Fund will pay a cash balancing amount to compensate for the difference between the value of the securities delivered and the NAV.

Distributions to Beneficial Owners will be made pro rata according to the Shares owned. Distributions will be made through DTC and DTC Participants to Beneficial Owners then of record with proceeds received from a Fund. The Funds (1) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains, and (2) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of a Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

J.	Operational Fees and Expenses.

All expenses incurred in the operation of the Trust will be borne by the Trust and each Fund, except to the extent specifically assumed by the Adviser, the Administrator or some other party. Such expenses may include, but will not be limited to, the following: investment advisory fees, fund accounting and administration fees, custody fees, brokerage commissions, registration fees of the Commission, state “blue sky” fees (to the extent applicable), Stock Exchange listing fees, licensing fees, the costs of preparing, printing and mailing Prospectuses only relevant to a Fund, and other costs properly payable by the Fund. Also, such expenses may include, but will not be limited to, the following: fees and expenses of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Trust, legal and audit fees, licensing fees, administration and accounting fees, costs of preparing, printing and mailing SAIs, semi-annual and annual reports, proxy statements and other documents required for regulatory purposes and for distribution to existing shareholders, transfer agent fees and insurance premiums. All operational fees and expenses incurred by the Trust will be accrued and allocated to the Fund on a daily basis, except to the extent expenses are specifically assumed by the Adviser or another party. The organization and offering costs of the Trust incurred in connection with the issuance of the Shares prior to their public offering may be assumed, in whole or in part, by the Adviser or may be advanced by the Adviser or another party. The Trust will expense organization costs, if not assumed by the Adviser, as they are incurred.21 Advanced amounts, if any, will begin to be reimbursed by the Trust upon consummation of the initial offering of such Shares. The investment advisory contract with the Adviser, and the fees payable thereunder, will be approved pursuant to Section 15(c) of the 1940 Act and will comply with the provisions of the Advisers Act. For its services, the Adviser will receive an advisory fee. The Administrator, Transfer Agent and Custodian will provide certain administrative, transfer agent and custodial services to the Trust for specified fees.

K.	Shareholder Transaction and Distribution Expenses.

No sales charges for purchases of Creation Units of a Fund are anticipated to be imposed upon purchases of Creation Units. As indicated above, a Fund may impose a Transaction Fee on those investors purchasing and redeeming Creation Units or a redemption fee under certain limited circumstances. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions.

21 Organization costs may include legal services pertaining to organization of the Trust, service agreements and research and consultation services in connection with the initial meeting of Trustees, as well as audit fees related to the initial Registration Statement and seed capital audit.

L.	Shareholder Reports.

The Trust will furnish to DTC Participants for distribution to Beneficial Owners notifications with respect to each distribution and an annual notification as to the tax status of the Fund’s distributions to DTC Participants for distribution to each Beneficial Owner. The Trust will also distribute its annual report containing audited financial statements. Copies of annual and semi-annual shareholder reports will also be provided to DTC Participants for distribution to Beneficial Owners.

M.	Sales and Marketing Materials.

The Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the 1940 Act as an open-end management investment company, neither the Trust nor any Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make a Fund significantly different from what the investing public associates with a conventional mutual fund. Instead, each Fund will be marketed as an “actively-managed exchange traded fund” or “actively-managed ETF.” No Fund marketing materials (other than as required in the then current Registration Statement for a Fund) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on the Stock Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.

With respect to any marketing or advertising materials, the same approach will be followed. Neither the Trust nor any of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.

The Prospectus will also state that while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and refer to the SAI for details.

N.	Third-Party Broker-Dealer Issues.

The proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Creation Units will be offered continuously to Authorized Participants. Because new Shares may be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Registration Statement that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters, and subject them to the prospectus delivery and liability provisions of the Securities Act.

For example, a brokerage firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent Shares and sells the Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to rely on the prospectus-delivery exemption provided by Section 4(3) of the Securities Act. Firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153 a prospectus-delivery obligation under Section 5 (b)(2) of the Securities Act owed to a member of the Stock Exchange in connection with a sale on the Stock Exchange is satisfied by the fact that the Prospectus is available at the Stock Exchange upon request.

The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers, and will make generally known among the broker-dealer community that a current version of the Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver such Prospectus and SAI for a Fund to the Stock Exchange, where they will be available for review by investors.

O.	Availability of Information Regarding the Funds.

1.	General.

The daily NAV for the Fund on a per-Share basis will be calculated and disseminated publicly each Business Day. The most recent NAV will be made available on a publicly-available website maintained by the Adviser or Administrator.

2.	IIV.

The Stock Exchange on which a Fund is primarily listed will disseminate, during regular trading hours, through the facilities of the Consolidated Tape Association or other widely disseminated means, the IIV for each Fund on a per-Share basis every 15 seconds (or other periodic interval that may be specified by the Stock Exchange’s rules, as approved by the Commission). The IIV is designed to provide investors and market participants with an intraday indicative value for the Shares. While it is anticipated that the IIV will accurately represent the current value of the Funds’ holdings (including accrued liabilities), it is not intended as a “real-time NAV” and (unlike a Fund’s actual NAV) will not include any extraordinary expenses or liabilities booked during the day. Although the calculation agent will not guarantee the accuracy of the IIV, the contract with the calculation agent will require that it use commercially reasonable efforts to calculate the IIV correctly, and update the calculation in a timely manner, based on the information provided to it by the Trust. The Adviser will be responsible for monitoring the accuracy of the IIV calculation, in connection with which the Adviser will use commercially reasonable efforts to assure that the calculation agent has an accurate listing of all securities in each Fund’s portfolio as of the beginning of trading on each day the Fund is traded. Each Fund will enter into a contractual agreement with a calculation agent to provide services, provide the same portfolio information to the calculation agent as is provided for calculation of its NAV and provide such information in a secure, confidential and electronic manner.

The Funds’ calculation agent(s) will calculate the IIV throughout the trading day for the Fund by dividing the “Estimated Fund Value” as of the time of the calculation by the number of total Shares outstanding. “Estimated Fund Value” is the sum of the estimated amount of cash held in a Fund’s portfolio and the current value of the long and short securities positions in the Fund’s portfolio, minus the amount of accrued liabilities. All equity securities will be valued by the calculation agent at the most recently received consolidated last sale price. In the event last sale prices for a security become unavailable during a trading day, the calculation agent would use the last available sale price until the security is fair valued by the Fund.

3.	Additional Information and Data.

A great deal of information will be available to prospective investors about the Funds. The Trust expects to maintain a website that will display the Prospectus and additional quantitative information that is updated on a daily basis, including, for each Fund, (1) average daily trading volume, the prior Business Day’s reported closing price, NAV and the bid/ask spread at the time of calculation of such NAV (the “Bid/Ask Price”),22 and (2) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters. The website will also disclose the Fund’s Tracking Portfolio, as well as the Daily Deviation (for the last rolling one-year period) and Tracking Error of the Tracking Portfolio. The website and information will be publicly available at no charge.23

Tracking Error summarizes and calibrates the Daily Deviation data in a useful way by providing information about the range of observed Daily Deviations over a particular period -- in this case, one year. Applicants define “Tracking Error” to mean the standard deviation of the Daily Deviation (between a Fund’s NAV performance and that of its Tracking Portfolio), as observed over the past year.24 As such, Tracking Error measures the ability of the Tracking Portfolio to accurately reflect changes in the Fund’s NAV and allows arbitrageurs to estimate the risk of large Daily Deviations by looking at the variance of Daily Deviations over the past year. Thus, to the extent that arbitrageurs, as Applicants believe, consider the risk of an arbitrage trade

22 The Bid/Ask Price of a Fund is determined using the consolidated highest bid and the lowest offer as of the time of calculation of such Fund’s NAV. The records relating to Bid/Ask Prices will be retained by the Funds and their service providers.

23 Under accounting procedures followed by the Funds, trades made on the prior Business Day (T) will be booked and reflected in NAV on the current Business Day (T+1). Thus, the IIV calculated throughout the day will be based on the same portfolio as is used to calculate the NAV.

24 Although Daily Deviations are based on the returns from a single day, it is the general convention that Tracking Error is reported on an annualized basis.

in Shares to be directly related to potential Daily Deviations between a Fund and its Tracking Portfolio today and in the future, arbitrageurs can use Tracking Error to evaluate this risk and to determine whether, and how, to conduct arbitrage transactions in Shares.

Investors interested in a particular Fund can also obtain the SAI, each Fund’s Shareholder Reports, Form N-CSR and Form N-SAR, filed twice a year. The Trust’s SAI and Shareholder Reports are available free upon request from the Trust, and those documents and the Form N-CSR and Form N-SAR may be viewed on-screen or downloaded from the Commission’s website at http://www.sec.gov.

In addition, because the Shares are listed on a Stock Exchange, prospective investors have access to information about the product over and above what is normally available about a security of an open-end investment company. Information regarding market price and volume is and will be continually available on a real-time basis throughout the day on broker-dealers’ computer screens and other electronic services. The Stock Exchange or other third-party market data vendor will also disseminate a variety of data with respect to Shares on a daily basis, by some widely disseminated means, including information as of the previous day’s close with respect to NAV. The previous day’s closing price and trading volume information will be published daily in the financial section of newspapers. Information regarding secondary market prices and trading volume of Shares will be broadly available in real time throughout the trading day. The Funds are not involved in, or responsible for, the calculation or dissemination of any such amounts and make no warranty as to their accuracy.

III.	IN SUPPORT OF THE APPLICATION.

The Applicants’ Prior Order, among other things, permits (1) the Trust to issue Shares that are primarily redeemable in large aggregations; (2) dealers and underwriters to sell Shares in secondary market transactions at negotiated prices, rather than at NAV; and (3) certain affiliated persons of each Fund to receive securities or other property from each Fund in connection with the redemption of Creation Units. Applicants wish to amend the Prior Order to permit the Trust to issue Shares in actively-managed Funds. Authorized Participants may only redeem Shares of an actively-managed Fund in an amount equal to or a multiple of a Creation Unit. Finally, Applicants wish to amend the Prior Order to only require disclosure of the holdings of actively-managed Funds on a quarterly basis as with other open-end mutual funds.

The exemptive relief specified below is requested pursuant to Section 6(c) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the 1940 Act “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the 1940 Act].”

The Applicants believe that Shares will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities which should encourage diversified investment; provide, in the case of individual Shares, a low-cost diversified security for small- and middle-sized accounts of individuals and institutions that would be available at intraday prices reflecting market conditions rather than only their once-daily

NAV price; provide a security that should be freely available in response to market demand; provide competition for comparable products available in the U.S. market; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; provide a tax efficient investment vehicle; and provide an exchange traded diversified portfolio to investors that does not trade at a significant discount to NAV as is frequently the case with closed-end funds.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the 1940 Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”25 The Shares would provide an enhanced ETF product available to both retail and institutional investors. As such, the Applicants believe Shares are appropriate for exemptive relief under Section 6(c) of the 1940 Act.

The Applicants note that traditional index-based ETFs are no longer novel. The Commission has had an opportunity to review their operation to determine that they would not lead to the abuses that the 1940 Act addresses. The Commission has issued several orders permitting index-based ETFs in the Index-Based ETF Orders. Presently, a considerable number of these products are actively traded on Stock Exchanges.

The Applicants do not believe that the lack of a benchmark index will negatively affect the operations of a Fund. The Commission has recently issued orders permitting ETFs that lack a benchmark index in the Actively-Managed ETF Orders. The Commission orders permitting such ETFs require, however, that the ETFs disclose their full holdings to the market on a daily basis.

This Application differs from such prior Commission orders because it does not contemplate disclosure of portfolio holdings beyond what would otherwise be required for open-end mutual funds. The Applicants believe, however, that the real-time dissemination of a Fund’s IIV, the daily publication of the Fund’s Tracking Portfolio, Tracking Error and Daily Deviation, together with the right of Authorized Participants to create and redeem each day at the NAV, will be sufficient for market participants to value and trade Shares in a manner that will not lead to significant deviations between the Shares’ Bid/Ask Price and NAV. The pricing efficiency of a Fund does not rest on the ability of market participants to arbitrage between the Shares and the Fund’s portfolio, but rather on the ability of market participants to assess a Fund’s underlying value accurately enough throughout the trading day to hedge trading exposures to Shares effectively. Professional traders buy Shares that they perceive to be trading at a price less than that which will be available at a subsequent time, and sell Shares they perceive to be trading at a price higher than that which will be available at a subsequent time. The Applicants expect that, as part of their normal day-to-day trading activity, market makers assigned to Shares by Stock Exchanges, off-exchange market makers, firms that specialize in electronic trading, hedge funds or other professionals specializing in short-term, non-fundamental trading strategies will assume a risk of being “long” or “short” Shares through such trading and will hedge such risk wholly or partly by simultaneously taking an opposite position in a correlated asset, such as a futures contract or swap based on a market index, or by netting the exposure against other, offsetting trading positions —much as such firms do with existing exchange traded funds and other

25 See Investment Company Act Release No. 17534 (June 15, 1990).

equities.26 The Applicants believe that disclosure of each Fund’s investment objective and principal investment strategies in its Prospectus, along with the dissemination of real-time IIV, daily publication of the Tracking Portfolio, Tracking Error and Daily Deviation will permit professional investors to engage easily in this type of hedging activity.27

The ability of market participants to buy and sell Shares at prices near the IIV is dependent upon their assessment that the IIV is a reliable, indicative real-time value for a Fund’s underlying holdings. The Applicants believe that market participants would accept the IIV as a reliable, indicative real-time value because (1) the IIV will be calculated and disseminated based on a Fund’s actual portfolio holdings, (2) the large and medium capitalization equity securities in which the Funds plan to invest are generally highly liquid and actively traded and therefore generally have accurate real time pricing available and (3) market participants will have a daily opportunity to evaluate whether the IIV at or near the close of trading is indeed predictive of the actual NAV. Because there is less risk of variability between the current IIV and the NAV nearer to the Valuation Time, Applicants expect that the Bid/Ask Price for Shares will initially tend to be less as the market approaches the close and market participants have a very high degree of certainty that they can trade at a level that reflects the current value of the Fund’s holdings. Applicants also expect, however, that market participants will quickly be able to determine, after gaining experience with how various market factors (e.g., general market movements, sensitivity or correlations of the IIV to intraday movements in interest rates or commodity prices, other benchmarks, etc.) affect IIV, how best to hedge long or short positions taken in Shares in a manner that will permit them to provide a Bid/Ask Price for Shares that is near to the IIV throughout the day. The ability of market participants to accurately hedge their positions should serve to minimize any divergence between the secondary market price of the Shares and the IIV, as well as create liquidity in the Shares.

26 The mechanics of arbitrage and hedging differ. Prior Rule 10a-1 and Regulation T under the Exchange Act both describe arbitrage as either buying and selling the same security in two different markets or buying and selling two different securities, one of which is convertible into the other. This is also known as a “riskless arbitrage” transaction in that the transaction is risk free since it generally consists of buying an asset at one price and simultaneously selling that same asset at a higher price, thereby generating a profit on the difference. Hedging, on the other hand, involves managing risk by purchasing or selling a security or instrument which will track or offset the value of another security or instrument. Arbitrage and hedging are both used to manage risk; however, they involve different trading strategies.

27 Market participants manage risk in a variety of ways. The Applicants expect that market participants will be able to determine how to trade Shares at levels approximating the IIV without taking undue risk by gaining experience with how various market factors (e.g., general market movements, sensitivity of the IIV to intraday movements in interest rates or commodity prices, etc.) affect IIV and finding hedges for their long or short positions in Shares using instruments correlated with such factors. Applicants expect that market participants will initially determine the IIV’s correlation to a major large capitalization equity benchmark with active derivative contracts, such as the Russell 1000 Index (the “Russell 1000”), and the degree of sensitivity of the IIV to changes in that benchmark. For example, using hypothetical numbers for illustrative purposes, market participants should be able to determine quickly that price movements in the Russell 1000 predict movements in a Fund’s IIV 95% of the time (an acceptably high correlation) but that the IIV generally moves approximately half as much as the Russell 1000 with each price movement. This information is sufficient for market participants to construct a reasonable hedge —buy or sell an amount of futures, swaps or exchange traded funds that track the Russell 1000 equal to half the opposite exposure taken with respect to Shares. Market participants will also continuously compare the intraday performance of their hedge to the Fund’s IIV. If the intraday performance of the hedge is correlated with the IIV to the expected degree, market participants will feel comfortable they are appropriately hedged and can rely on the IIV as appropriately indicative of the Fund’s performance.

Although turnover of portfolio securities in the Funds may be higher than that of index-based ETFs (but not necessarily higher than those of non-index ETFs recently approved by the Commission), Shares of the Funds in Creation Unit size or greater will generally be redeemed through an in-kind redemption process; therefore, the Funds are expected to be substantially more tax-efficient than existing mutual funds that pursue similar investment strategies. The Funds are relatively tax-efficient investment vehicles to the extent that the Funds can minimize realized capital gains compared to other actively managed investment companies with similar investment objectives and strategies by selecting lowest cost lots of each security distributed and not effecting sales of appreciated positions within the Funds. Further, because Shares are all held at DTC, the Funds should not have the same degree of shareholder recordkeeping and service expenses as mutual funds.

Lastly, the Funds offer a type of actively-managed ETF strategy that provides additional benefits compared to current actively-managed ETF strategies, which are fully transparent with respect to their underlying portfolios. Such transparent actively-managed ETFs are susceptible to “front running” and “free riding” by other investors and/or managers which can harm, and result in substantial costs to, shareholders. The Funds are able to deter such activities by maintaining the confidentiality of their underlying portfolios, which will preserve the benefits of the proprietary management strategies of the Funds for investors.

The Applicants do not believe that the requested relief raises any of the special issues raised in the Concept.28

The Concept Release highlighted several issues that could impact the Commission’s willingness to authorize the operation of an actively-managed ETF, including whether effective arbitrage of the ETF shares exists. The Concept Release identifies the transparency of a fund’s portfolio and the liquidity of the securities in a fund’s portfolio as central to effective arbitrage. However, certain existing ETFs with portfolios of foreign securities have shown their ability to trade efficiently in the secondary market at approximately their NAV even though they do not provide opportunities for traditional “riskless arbitrage” transactions (through the use of a simultaneous specific hedge of the underlying portfolio securities of the ETF) during much of the trading day. Such ETFs have been shown to have pricing characteristics very similar to ETFs that can be arbitraged in this manner. For example, index-based ETFs containing securities that trade during different trading hours than the ETF, such as ETFs that hold Asian stocks, have demonstrated efficient pricing characteristics notwithstanding the inability of market professionals to engage in “riskless arbitrage “with respect to the underlying portfolio for most, or even all, of the U.S. trading day when Asian markets are closed. The Applicants believe that the pricing is efficient because market professionals are still able to hedge their positions with offsetting, correlated positions in derivative instruments during the entire trading day.

Unlike a typical index-based ETF, it is not important that Authorized Participants in the Trust know the securities comprising a Fund’s portfolio. In a typical index-based ETF, it is necessary for Authorized Participants to know what securities must be delivered in a creation or received in a redemption in order for the typical in-kind creation and redemption process to function. For the Trust, however, the Authorized Participant’s knowledge of the securities

28 See the Concept Release.

comprising the portfolio of a Fund is not important for purposes of creation and redemption since underlying portfolio securities are not delivered to or received by the Authorized Participant directly. Instead, Authorized Participants will rely on providing or receiving a Deposit Basket of a Tracking Portfolio. Creation Units will be created and redeemed in-kind to preserve the tax-efficiency of ETFs. The use of a Deposit Basket of a Tracking Portfolio for in-kind creations and redemptions preserves the integrity of the active investment strategy and frustrates any potential for “front running.”

As mentioned previously, the ability of market participants to accurately hedge their positions in Shares does not rest on the ability of market participants to anticipate changes in the Fund’s portfolio, but on the calculation of the current spread between the market value of the Fund’s underlying holdings, as accurately reported on a real-time basis through the IIV, and the current Bid/Ask Price of the Shares. Applicants believe that by disclosing a Fund’s IIV and a Tracking Portfolio, rather than the Fund’s underlying portfolio securities, the Funds would benefit shareholders by deterring “front running” and “free riding” activities that would likely occur if an actively-managed ETF were to make its underlying portfolio holdings public, while still promoting the efficient secondary market trading of Shares.

Liquidity of the portfolio securities and securities in the Tracking Portfolio may be important to the Fund and the Authorized Participants when creating and redeeming Creation Units, but the large and medium capitalization exchange traded equity securities in which the Funds plan to invest (and hence will also comprise the Tracking Portfolio) will generally be highly liquid and actively traded. The highly liquid nature of these securities should ensure that any purchase and sale of such securities by Authorized Participants will not cause undue fluctuation in the NAV of a Fund.29

The Concept Release also expressed concern about the potential for discrimination among actively-managed ETF shareholders if significant deviations were to develop between the secondary market price and the NAV. However, as discussed above, the Applicants believe the dissemination of the IIV calculation, Tracking Portfolio and Daily Deviation will discourage significant deviations between the market price of Shares and a Fund’s intraday value and the Tracking Portfolio. Because a Fund will generally invest in large and medium capitalization equity securities that are highly liquid and have pricing information readily available in the marketplace, the Fund is able to provide shareholders a reliable IIV calculation, Tracking Portfolio and Daily Deviation and therefore, an effective hedging mechanism.

29 Although liquidity of both ETF shares and portfolio securities may help facilitate arbitrage, as discussed above, the ability to engage in traditional “riskless” type arbitrage transactions is not necessary to assure that the market prices of Shares will trade approximately at their underlying portfolio value. Rather, it is important that market participants can accurately hedge their positions in Shares. Applicants expect traders to employ methodologies similar to those they use to trade other securities in order to hedge positions in Shares. Traders use basic information regarding the investment objective of the portfolio as well as a variety of market data readily available for all listed securities, including the balance and depth of buy and sell orders, recently executed transactions in both Shares and other comparable securities, limit order information, the prior day’s NAV and the most recent IIV, to make offers to buy or sell Shares, and to hedge within reasonable tolerances any exposure to Fund Shares acquired through such market making activity. Traders do not require knowledge of the securities comprising the underlying portfolio of the Fund in order to make liquid markets so long as they can hedge their positions accurately. Applicants expect traders will likely utilize correlations or other sensitivities against the IIV as a relevant benchmark to assess the accuracy of their hedges (e.g., correlations of the IIV against a major large capitalization equity benchmark such as the S&P 500).

The Concept Release also expressed concern about potential conflicts of interest. Section 1(b)(2) of the 1940 Act states that the public interest and the interest of investors are adversely affected when investment companies are organized, operated, managed, or their portfolio securities are selected in the interest of persons other than shareholders, including directors, officers, investment advisers, or other affiliated persons, and underwriters, brokers, or dealers. The Concept Release notes specifically that the process in which a Creation Unit is typically purchased by delivering a basket of securities to the ETF, and redeemed in exchange for a basket of securities may lend itself to certain conflicts for the Adviser, who has discretion to specify the securities included in the baskets, and who, in an actively-managed ETF, would not be limited by the universe of portfolio securities in an index. None of the entities contemplated by Section 1(b)(2) of the 1940 Act (including the Adviser) is principally or otherwise engaged in investment banking, securities dealing, market making, floor brokerage, specialist activities, proprietary trading or similar securities-related activities, and none of them have a financial motive to manipulate the prices or supply of portfolio securities (apart from engaging in brokerage transactions in the normal course of business pursuant to the rules and regulations of the 1940 Act).

In addition, the Funds will invest in large and mid-capitalization stocks, which are some of the most liquid and competitively traded stocks in the United States. Because the market for large and mid-capitalization stocks is highly liquid and competitive, it is unlikely that the Adviser or any entity listed under Section 1(b)(2) would be able to influence a Fund in its own interest. None of the entities contemplated by Section 1(b)(2) of the 1940 Act, including the Adviser, has conflicts of interest in managing or facilitating the issuance of Shares. Those entities are also subject to the provisions of the 1940 Act, which are designed to address certain of these conflicts.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act.

Based on the foregoing, the Applicants request the exemptive relief as set forth below.

IV.	REQUEST FOR ORDER.

The Applicants request a Commission Order under Section 6(c) of the 1940 Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction, or any class of persons, securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

A.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act.

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately its proportionate share of the issuer’s current net assets, or the cash equivalent. Because Shares will not be individually redeemable in less than Creation Unit size, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act would be met if such Shares are viewed as non-redeemable securities. In light of this possible analysis, the Applicants request an Order under Section 6(c) granting an exemption from Sections 5(a) (1) and 2(a)(32) that would permit the Trust to only redeem Shares in Creation Unit size or multiples thereof through an Authorized Participant.

Authorized Participants may only redeem their Shares from a Fund in Creation Unit size. Investors may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption through an Authorized Participant. Moreover, listing on the Stock Exchange will afford all shareholders the ability to buy and sell Shares throughout the day in the secondary market. Because the market price of Shares will be disciplined by market mechanisms, Authorized Participants should be able to sell Shares in the secondary market at prices that do not vary substantially from their NAV.

Limiting the ability of Authorized Participants to redeem Shares directly from a Fund unless they do so in Creation Units does not appear to thwart the purposes of Section 2(a)(32) or 5(a)(1) or any other provision of the 1940 Act. These Authorized Participants have ready access to the secondary market if they wish to sell Shares in less than Creation Units and may easily supplement a position in order to own a Creation Unit if they wish to redeem directly from a Fund.

Applicants believe that the Funds will not present any new issues with respect to the exemptions that allow current ETFs to redeem their shares only in Creation Units. The requested relief does not change the current restrictions applicable to Authorized Participants. As noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the 1940 Act, which permits the Commission to deal with situations not foreseen when the 1940 Act came into effect in 1940. The Applicants believe that Shares may be issued and sold on a basis consistent with the policies of the 1940 Act and without risk of the abuses against which the 1940 Act was designed to protect. The Applicants further believe that exempting the Trust to permit the Trust to issue and redeem Shares in the manner described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that this Application for an order of exemption under Section 6(c) from Sections 2(a)(32) and 5(a)(1) be granted.

B.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act.

Section 22(d) of the 1940 Act, among other things, prohibits a dealer from selling a redeemable security that is being currently offered to the public by or through an underwriter, except at a current public offering price described in the Prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the NAV next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

Secondary market trading in Shares will take place at negotiated prices, not at a current offering price described in the Prospectus, and not necessarily at a price based on NAV. Shares of each Fund will be listed on the Stock Exchange. The Shares will trade on and away from the Stock Exchange30 at all times on the basis of current Bid/Ask Prices. Thus, purchases and sales of Shares in the secondary market will not comply with Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act. The Applicants request an exemption under Section 6(c) of the 1940 Act from Section 22(d) and Rule 22c-1 to permit the Shares to trade at negotiated prices.

The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are satisfied by the proposed method of pricing Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from broker-dealers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price.

The Applicants believe that none of these purposes will be frustrated by permitting Shares to trade in the secondary market at negotiated prices. Secondary market trading in Shares does not involve the Funds as parties and cannot result in dilution of an investment in Shares. To the extent different prices for Shares exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, not as a result of unjust or discriminatory manipulation. In light of these constraints, the Applicants do not believe that the Funds’ portfolios could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others. Accordingly, the Applicants believe that secondary market transactions in Shares will not lead to discrimination or preferential treatment among purchasers.

The Applicants contend that the proposed distribution system also will be orderly. Anyone may sell or acquire Shares by purchasing them on a Stock Exchange. Therefore, no broker-dealer should have an advantage over another broker-dealer in the sale of Shares. Indeed, the Applicants believe that the presence of a market maker on a Stock Exchange will enhance liquidity because the market maker has an obligation to provide continuous liquidity. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to

30 Consistent with Rule 19c-3 under the Exchange Act, Stock Exchange members are not required to effect transactions in Shares through the facilities of the Stock Exchange.

their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying assets of the Fund, a shareholder needs only to accumulate enough of such Shares to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace and the ability of market professionals to create and redeem at the NAV should thus ensure that the difference between NAV and the price for Shares in the secondary market remains narrow.

The Applicants believe that the nature of the markets in the component securities underlying the investment objective and strategy of a Fund will be primarily determinant of premiums or discounts. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the actual NAV next computed by the Trust. Indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. The Applicants believe that this ability to execute a transaction in Shares at an intraday trading price will be a highly attractive feature to many investors and will offer a key advantage to investors over the once-daily pricing mechanisms of conventional mutual funds. This feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Although the portfolio of a Fund will be managed actively to seek to achieve long term capital appreciation and/or income over the course of an economic cycle, the Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

The Applicants also believe that, with proper disclosure to all parties, the Funds do not create any new potential for discrimination or preferential treatment among investors purchasing and selling Shares in the secondary market and those purchasing and redeeming directly from the Fund.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units, and pricing, trading and redeeming Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(d) and Rule 22c-1.

C.	Section 22(e) of the 1940 Act.

Section 22(e) of the 1940 Act, among other things, prohibits a registered investment company from suspending the right of redemption. Applicant believes that an early Order Cut-Off Time may be necessary for the creation and redemption process for the Funds.

The Funds may need to establish an early Order Cut-Off Time to facilitate certain market transactions. For example, the Funds may need to make arrangements for any securities borrowing transactions consistent with a Fund’s investment strategy that may be necessary in light of purchases of Creation Units and in a manner consistent with orderly portfolio management. An early Order Cut-Off Time will also allow the Adviser to net creations and redemptions and facilitate borrowing securities in an efficient manner. Further, an early order cut off time would permit the Adviser to enter into short sales in a Long-Short Fund on the same business day as when there is creation activity. Applicants believe it will be desirable to employ an early Order Cut-Off Time to allow such market transactions to occur.

On the basis of the foregoing, the Applicants believe (i) that an early Order Cut-Off Time is not a suspension of redemption intended to be prohibited by Section 22(e), and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) from Section 22(e).

D.	Discussion of Precedent.

The Applicants’ requested relief with respect to Sections 2(a)(32) and 5(a)(1) is similar to the exemptive relief obtained by previous applicants.31 Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous applicants.32

Applicants’ requested relief with respect to Section 22(d) and Rule 22c-1 thereunder (relating to the exchange trading of Shares at prices determined by market forces) is similar to the exemptive relief obtained by previous applicants.33

The “active” management of the Funds is the only substantive difference with regard to the prior relief granted by the Commission to index-based ETFs, including the Prior Order; however, the relief is similar to the recent relief granted by the Actively-Managed ETF Orders,34 except that the Funds will not seek to track the performance of a securities index and will not make their holdings and trading activity known to market participants, except in accordance with normal disclosure requirements otherwise applicable to open-end investment companies registered under the 1940 Act.35 The Funds will provide a daily Tracking Portfolio and certain other information allowing investors to track the price of the Shares. While the Funds are nontransparent ETFs, Applicants do not believe that the Funds raise any significant new regulatory issues or that the lack of disclosure regarding a Fund’s portfolio holdings will in any way make the Fund more susceptible to manipulation for the benefit of one group over another. Rather, Applicants believe that nontransparency avoids the risks of “front running” and “free riding” to which actively-managed funds that disclose their holdings are subject.

In addition, since Creation Units will be created and redeemed by distributing securities comprising a Tracking Portfolio, neither the Adviser nor the Sub-Adviser will be able to cause an Authorized Participant to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the 1940 Act.

31 See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order and Foreign Order, supra, note 3.

32 See, e.g., PowerShares Order, UBS Order, Vanguard Order, CountryBaskets Order, Nasdaq-100 Order, Foreign Order; MidCap SPDR Order, SPDR Order and SuperTrust Order, supra, note 3.

33 See id.

34 See, e.g., Grail Order, PIMCO Order, PowerShares Active Order and WisdomTree Orders I and II, supra, note 2.

35 See, e.g., Bear Stearns Order; PowerShares Active Order and WisdomTree Order I, supra, note 2.

In view of the foregoing, Applicants believe that the basis upon which the Commission has previously granted exemptive relief, substantially similar to that requested herein, to index-based and actively-managed ETFs, is equally applicable to the Funds.

V.	CONDITIONS OF THE APPLICATION.

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

A. Actively-Managed Exchange Traded Fund Relief.

1. As long as a Fund operates in reliance on the requested Order, the Shares of such Fund will be listed on a Stock Exchange.

2. Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently state that owners of Shares may tender those Shares for redemption to the Fund in Creation Units through an Authorized Participant.

3. The website for the Trust, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: the prior business day’s NAV and the Bid/Ask Price; and a calculation of the premium or discount of the Bid/Ask Price against such NAV. The website for the Trust will also contain the Fund’s Tracking Portfolio and Daily Deviation (for the last rolling one year period) as well as the Tracking Error of the Tracking Portfolio.

4. The Adviser or Sub-Adviser, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to engage in transactions in which the Funds could not engage directly or to otherwise use the in-kind process to circumvent applicable restrictions under the 1940 Act.

5. The IIV for a Fund on a per-Share basis will be provided to the market every 15 seconds during regular trading hours.

VI.	PROCEDURAL MATTERS.

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Section 6(c) of the 1940 Act granting the relief requested by this Application.

Dated: October 20, 2014

Cohen & Steers Capital Management, Inc.

By:	/s/ Francis C. Poli
Name: Francis C. Poli
Title: Executive Vice President, General Counsel and Secretary

Cohen & Steers ETF Trust

By:	/s/ Tina M. Payne
Name: Tina M. Payne
Title: Initial Trustee

Cohen & Steers Securities, LLC

By:	/s/ Francis C. Poli
Name: Francis C. Poli
Title: President

AUTHORIZATION

RULE 0-2(c)(1)

COHEN & STEERS CAPITAL MANAGEMENT, INC.

In accordance with Rule 0-2(c) under the 1940 Act, Francis C. Poli states that all actions necessary to authorize the execution and filing of this Application by Cohen & Steers Capital Management, Inc. have been taken, and that as the Executive Vice President, General Counsel and Secretary thereof, he is authorized to execute and file the same on behalf of Cohen & Steers Capital Management, Inc. and all actions necessary to execute and file such instrument have been taken. Francis C. Poli further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cohen & Steers Capital Management, Inc.

By:	/s/ Francis C. Poli
Name: Francis C. Poli
Title: Executive Vice President, General Counsel and Secretary

AUTHORIZATION

RULE 0-2(c)(1)

COHEN & STEERS ETF TRUST

In accordance with Rule 0-2(c) under the 1940 Act, Tina M. Payne, in her capacity as Initial Trustee of Cohen & Steers ETF Trust (the “Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Trust pursuant to her general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Board of Trustees of the Trust as of October 28, 2013:

RESOLVED, that it be, and it hereby is, approved for the Trust to file an Application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”), for an exemption:

(1)     From Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 thereunder;

to permit, among other things:

(a) The Shares to trade on a national securities exchange as defined in Section 2(a)(26) of the 1940 Act at negotiated market prices rather than at net asset value per Share;

(b) The exchange-traded Shares of each Fund to be redeemable in large aggregations only;

(c) Payment or satisfaction of redemptions by Funds that invest in foreign equity and/or fixed income securities to be provided in periods exceeding seven calendar days up to a maximum of fourteen calendar days under certain circumstances;

; and it is further

RESOLVED, that the proper officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate; and it is further

RESOLVED, that the Application shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust on this 20th day of October, 2014.

Cohen & Steers ETF Trust
By:	/s/ Tina M. Payne
Name: Tina M. Payne
Title: Initial Trustee

AUTHORIZATION

RULE 0-2(c)(1)

COHEN & STEERS SECURITIES, LLC

In accordance with Rule 0-2(c) under the 1940 Act, Francis C. Poli states that all actions necessary to authorize the execution and filing of this Application by Cohen & Steers Securities, LLC have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of Cohen & Steers Securities, LLC and all actions necessary to execute and file such instrument have been taken. Francis C. Poli further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cohen & Steers Securities, LLC

By: /s/ Francis C. Poli
Name: Francis C. Poli
Title: President

VERIFICATION

RULE 0-2(d)

VERIFICATION

COHEN & STEERS CAPITAL MANAGEMENT, INC.

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Cohen & Steers Capital Management, Inc., that he is the Executive Vice President, General Counsel and Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cohen & Steers Capital Management, Inc.

By: /s/ Francis C. Poli
Name: Francis C. Poli
Title: Executive Vice President, General Counsel and Secretary

VERIFICATION

RULE 0-2(d)

VERIFICATION

COHEN & STEERS ETF TRUST

The undersigned, being duly sworn, deposes and says that she has duly executed the attached application for and on behalf of Cohen & Steers ETF Trust, that she is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

Cohen & Steers ETF Trust

By: /s/ Tina M. Payne Name: Tina M. Payne Title: Initial Trustee

VERIFICATION

RULE 0-2(d)

VERIFICATION

COHEN & STEERS SECURITIES, LLC

The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of Cohen & Steers Securities, LLC, that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Cohen & Steers Securities, LLC

By: /s/ Francis C. Poli
Name: Francis C. Poli
Title: President